UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Pivotal Group Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

 72582F 101

(CUSIP Number)

Thomas J. Moore III
53 Cahaba Lily Way
Helena, AL 35080
(205) 977-7755

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Thomas J. Moore III
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Untied States
number of shares beneficially owned by each reporting person with	7	sole voting power 1,500,000 shares
	8	shared voting power 0 SHARES
	9	sole dispositive power 1,500,000 shares
	10	shared dispositive power 0 SHARES
11	aggregate amount beneficially owned by each reporting person 1,500,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 12.6%
14	type of reporting person* IN

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Pivotal Group Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 53 Cahaba Lily Way, Helena, AL 35080.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D Statement is hereby filed by Thomas J. Moore III, an individual (the “Reporting Person”).

(b) The business address of the Reporting Person is 53 Cahaba Lily Way, Helena, AL 35080.

(c) The principal occupation of the Reporting Person is serving as executive director of New Hope Program, a non-profit entity.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On or about February 2, 2012, the Reporting Person acquired 1,500,000 shares of Common Stock for $150 paid from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of Common Stock were acquired by the Reporting Person for the purpose of obtaining control of the Issuer.  In connection with the change of control, the management of the Issuer was changed to persons designated by an affiliate of the Reporting Person and the name of the Issuer was changed from Driftwood Acquisition Corporation to Pivotal Group Inc.  In addition, the business purpose of the Issuer was changed to that of PKCCR, LLC, an entity acquired on or about May 18, 2012.  Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of March 25, 2013, the Issuer had 11,950,000 shares of Common Stock issued and outstanding, including the transactions described in Item 3 of this Schedule 13D.

(b) The Reporting Person has sole power to vote and direct the disposition of 1,500,000 shares of Common Stock, which constitutes approximately 12.6% of the outstanding shares.

(c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock he owns as provided herein.

(e) Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2013	By:	/s/ Thomas J. Moore III
Thomas J. Moore III